SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Structured Asset Mortgage Investments II Inc.	**CIK # 0001243106**
Exact Name of Registrant as Specified in Charter	Registrant CIK Number
Form 8-K to be filed ~~no later than February 1, 2005~~ 1-31-05	**333-120916**
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)	SEC File Number, if available

Name of Person Filing the Document
(if other than the Registrant)


05002913

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: January [28], 2005

STRUCTURED ASSET MORTGAGE INVESTMENTS II INC.
(Registrant)

By: 

Baron Silverstein
Vice President
(Authorized Officer)

EXHIBIT INDEX

Exhibit

P 99.1 Certain Computational Materials Prepared by the Underwriter in Connection with Structured Asset Mortgage Investments II Inc. Bear Stearns ALT-A Trust, Mortgage Pass-Through Certificates, Series 2005-1 (Filed separately under cover of Form SE in accordance with Rule 202 of Regulation S-T pursuant to a continuing hardship exemption).

[Form SE]

New Issue Computational Materials

$ 802,509,000 (approximate)

Bear Stearns ALT-A Trust
Mortgage Pass-Through Certificates,
Series 2005-01

Structured Asset Mortgage Investments II, Inc.
Depositor

EMC Mortgage Corporation
Mortgage Loan Seller

Wells Fargo Bank, National Association
Master Servicer

Bear, Stearns & Co. Inc.
Sole and Lead Underwriter

All Statistical Information is based upon information as of January 1, 2005

January 26, 2005

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayment assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Bear, Stearns & Co. Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Bear, Steams & Co. Inc. Trading Desk at (212) 272-4976.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Bear Stearns Alt-A Trust 2005-01

Certificate Information to 20% Optional Clean-Up Call

Class	Certificate Size (1)	Ratings S&P/Moodys	CE Levels (1)	Pass-Thru Rate	Window (mos)	WAL (yrs)	Certificate Type
Offered Certificates							
A-1	$745,187,000	AAA/Aaa	8.35% (2)	LIBOR (3)(6)	1-54	2.1	Senior
M-1	$23,173,000	AA/Aa2	5.50% (2)	LIBOR (4)(6)	38-54	3.9	Mezzanine
M-2	$18,294,000	A/A2	3.25% (2)	LIBOR (4)(6)	37-54	3.9	Mezzanine
B-1	$8,131,000	BBB/Baa2	2.25% (2)	LIBOR (5)(6)	37-54	3.9	Subordinate
B-2	$7,724,000	BBB-/Baa3	1.30% (2)	LIBOR (5)(6)	37-54	3.9	Subordinate
Not Offered Hereby							
B-3	$6,098,000	BB/Ba2	0.55% (2)	LIBOR (5)(6)	37-54	3.9	Subordinate
R	Notional	NR	Information Not Provided Herein				Residual

NOTES:
- Prepayment Pricing Speed Assumption is 30% CPR
- Certificates are subject to a variance of +/- 10%
- Certificates will settle flat and accrue interest on an actual/360 basis
- See Exhibit II for the expected Available Funds Cap Schedule
- See Exhibit III for yield tables run to the 20% Call.

(1) The class sizes and credit enhancement levels are subject to change based upon the final pool and rating agency evaluation of subordination, overcollateralization ("OC") and excess spread.

(2) Credit enhancement for the Certificates will be provided by a combination of subordination, OC and excess spread all as more fully described herein. The expected initial credit enhancement percentages are as provided above. The initial OC amount will equal 0.55% as of the Cut-Off Date.

(3) The Pass-Through Rate for the Class A-1 Certificates will be the least of (a) a floating rate based on One-Month LIBOR plus the respective Margin, (b) 11.500% and (c) the Net Rate Cap. The Net Rate Cap will equal the weighted average of the net rates on the mortgage loans. On the first Distribution Date after the first possible Optional Clean-Up Call Date, the margin for the Class A-1 Certificates will increase to 2 times the original margin.

(4) The Pass-Through Rate for the Class M-1 and Class M-2 Certificates will be the least of (a) a floating rate based upon One-Month LIBOR plus the respective Margin, (b) 11.500% and (c) the Net Rate Cap. The Net Rate Cap will equal the weighted average of the net rates on the mortgage loans. On the first Distribution Date after the first possible Optional Clean-Up Call Date, the margin for the Class M-1 and Class M-2 Certificates will increase to 1.5 times the original margin.

(5) The Pass-Through Rate for the Class B-1, Class B-2 and Class B-3 Certificates will be the least of (a) a floating rate based upon One-Month LIBOR plus the respective Margin, (b) 11.500% and (c) the Net Rate Cap. The Net Rate Cap will equal the weighted average of the net rates on the mortgage loans. On the first Distribution Date after the first possible Optional Clean-Up Call Date, the margin for the Class B-1, Class B-2 and Class B-3 Certificates will increase to 1.5 times the original margin.

(6) The holders of the Class A-1, Class, Class M and Class B Certificates will be entitled to the benefit of Yield Maintenance Agreements (as described more fully herein) purchased with respect to the Certificates. See Yield Maintenance Agreements below.

THE MORTGAGE LOANS

- The mortgage loans consist of conventional, one- to four-family, hybrid adjustable-rate mortgage loans secured by first liens on residential mortgage properties as briefly described in the table below and as more fully described in excel spreadsheet attached hereto.

- The originator of the mortgage loans is Greenpoint Mortgage. The underwriting guidelines will be more fully described in the prospectus supplement.

- As of the Cut-Off Date, less than 0.1% of the mortgage loans has an LTV over 80% and does not have primary mortgage insurance coverage.

- As of the Cut-Off Date, none of the mortgage loans will be greater than 30 days delinquent as of the Cut-off Date.

- Approximately 87% of the mortgage loans provide for a period of interest only payments before they convert to fully amortizing. Such interest only period ranges from 3 to 10 years.

- Approximately 25% of the mortgage loans provide for a payment of a prepayment premium during the first one to three and a half years after origination. Any prepayment premiums will not be passed through to Certificate holders.

- All of the mortgage loans secured by properties located in Georgia are not subject to the Georgia Fair Lending Act (GFLA) as enacted between October 1, 2002 and March 7, 2003.

- The information related to the mortgage loans described herein is preliminary and is meant to reflect information as of January 1, 2005. It is expected that on or prior to the Closing Date, unscheduled principal payments will reduce the principal balance of the Mortgage Loans and may cause a decrease in the aggregate principal balance of the Mortgage Loans, as reflected herein, of up to 10%. **Consequently, the initial principal balance of any of the Offered Certificates by the Closing Date is subject to an increase or decrease of up to 10% from amounts shown herein.**

Loan Description	% of Pool	Gross WAC	Net WAC	WAM (mos.)	Gross Margin	Net Margin	Initial Cap	Period Cap	Max Rate	Mos to Roll
3/6 Hybrid -LIBOR	77.42%	5.746%	5.568%	358	2.710%	2.460%	5.000%	1.000%	11.746%	34
5/6 Hybrid - LIBOR	22.58%	6.065%	5.815%	358	2.701%	2.452%	5.000%	1.000%	11.065%	58
Totals:	100.00%	5.818%	5.568%	358	2.708%	2.458%	5.000%	1.000%	11.593%	39

* All such characteristics are based upon information as of January 1, 2005 and are subject to a +/- 5% variance.

Summary of Terms:

Depositor:	Structured Asset Mortgage Investments II, Inc.
Mortgage Loan Seller:	EMC Mortgage Corporation (an affiliate of the Depositor, Underwriter and [Yield Maintenance Provider])
Master Servicer:	Wells Fargo Bank, National Association
Underlying Servicers:	The Mortgage Loans will be serviced by GreenPoint Mortgage Funding, Inc.
Underwriter:	Bear, Stearns & Co. Inc.
Yield Maintenance Provider:	An entity rated AAA/Aaa by S&P and Moodys (which may include an affiliate of the Depositor and/or Underwriter)
Trustee:	JPMorgan Chase Bank
Rating Agencies:	The certificates will be rated Standard & Poor's ("S&P") and Moody's Investors Service ("Moody's").
Cut-off Date:	January 1, 2005.
Settlement Date:	On or about January 31, 2005.
Distribution Date:	25th day of each month (or the next business day), commencing in February 2005
Optional Clean-Up Call:	EMC Mortgage Corporation may repurchase from the trust all of the mortgage loans at par plus accrued interest when the aggregate principal balance of the mortgage loans is reduced to 20% of the aggregate principal balance of the mortgage loans as of the Cut-Off Date.
Registration:	The investment grade Certificates will be issued in book-entry form through DTC.
Denominations:	The Class A-1, Class M and Class B Certificates are issuable in minimum denominations of an original amount of $25,000 and multiples of $1,000 in excess thereof.
Federal Tax Aspects:	REMIC (one or more)
ERISA Considerations:	The Bear Stearns underwriter's exemption is expected to be available for the Class A-1, Class M and Class B Certificates. A fiduciary of any benefit plan should very carefully review with its legal advisors whether the purchase or holding of any Certificates to a transaction prohibited or not otherwise permissible under ERISA.

SMMEA Eligibility: The Class A-1 and Class M-1 Certificates will be "mortgage related securities" for purposes of the Secondary Mortgage Market Enhancement Act of 1984.

P&I Advances: Each servicer will be obligated to advance, or cause to be advanced, cash advances with respect to delinquent payments of principal and interest on the mortgage loans to the extent that the related servicer reasonably believes that such cash advances can be repaid from future payments on the related mortgage loans. These cash advances are only intended to maintain a regular flow of scheduled interest and principal payments on the Certificates and are not intended to guarantee or insure against losses. If the servicer fails to make delinquency advances, the Master Servicer will be obligated to make such advances, but only in an amount not to exceed the master servicing fee for the related period.

Net Mortgage Rate: On any mortgage loan, the then applicable mortgage rate thereon minus the applicable Servicing Fee Rate.

Interest Payments: On each Distribution Date holders of the Certificates will be entitled to receive the interest that has accrued on the Certificates at the related pass-through rate during the related accrual period, and any interest due on a prior Distribution Date that was not paid.

The "accrual period" for all of the Certificates will be the period from and including the preceding Distribution Date (or from the Settlement Date with respect to the first Distribution Date) to and including the day prior to the current Distribution Date. The trustee will calculate interest on the Certificates on an actual/360 basis. The Certificates will settle flat on the Closing Date.

Principal Payments: The Class M-1, Class M-2 and Class B Certificates will not receive any principal payments until on or after the Stepdown Date or during a Trigger Event, unless the principal balance of the Class A Certificates is equal to zero.

On or after the Stepdown Date, so long as a Trigger Event is not in effect, principal will be paid to the Class A Certificates, the Class M Certificates and the Class B Certificates as described under the "Priority of Payments."

Credit Enhancement:

- Subordination: Initially, 8.35% for the Class A-1 Certificates, 5.50% for the Class M-1 Certificates, 3.25% for the Class M-2 Certificates, 2.25% for the Class B-1 Certificates, 1.30% for the Class B-2 Certificates and 0.55% for the Class B-3 Certificates.

- Overcollateralization ("OC")

Initial (% Orig.)	0.55%
OC Target (% Orig.)	0.55%
Stepdown (% Current)	1.10%
OC Floor (% Orig.)	0.50%

- Excess spread, which will initially be equal to approximately [278] bps. per annum (before losses) as of the Cut-off Date, is expected to be available to cover losses and to build OC commencing on the Distribution Date in February 2005.

Interest Funds: With respect to any Distribution Date, the interest portion of all scheduled and unscheduled collections received or advanced for each mortgage loan.

Principal Funds: With respect to any Distribution Date, the principal portion of all scheduled or unscheduled collections received or advanced on each mortgage loan.

Current Interest: For any Distribution Date, the amount of interest accrued during the related Accrual Period at the related Pass-Through Rate on the Certificate Principal Balance of such Certificates immediately prior to such Distribution Date, in each case, reduced by any prepayment interest shortfalls to the extent not covered by compensating interest payable by the Master Servicer, and certain other shortfalls.

Interest Carryforward Amount: As of any Distribution Date, generally equal to the sum of (i) the excess of (a) the Current Interest for such Class with respect to prior Distribution Dates over (b) the amount actually distributed to such Class of Certificates with respect to interest on or after such prior Distribution Dates and (ii) interest thereon.

Principal Distribution Amount: With respect to any Distribution Date, the related Basic Principal Distribution Amount plus the Extra Principal Distribution Amount.

Basic Principal Distribution Amount: With respect to any Distribution Date, the related Principal Funds for such Distribution Date.

Extra Principal Distribution Amount: With respect to any Distribution Date, the lesser of (x) the related Net Monthly Excess Cashflow for such Distribution Date and (y) the related Overcollateralization Deficiency Amount for such Distribution Date.

Net Monthly Excess Cashflow: For any Distribution Date, the excess of (x) the Interest Funds for such Distribution Date over (y) the sum for such Distribution Date of the Current Interest for the Certificates and the Interest Carryforward Amount for the Class A Certificates.

Overcollateralization Deficiency Amount: For any Distribution Date, the amount, if any, by which the related Overcollateralization Target Amount exceeds the related Overcollateralized Amount on such Distribution Date.

Overcollateralization Target Amount: Equal to 0.55% of the Cut-Off Date unpaid principal balance. As of January 1, 2005 the Overcollateralization Target Amount is expected to be approximately [$4,472,506].

Overcollateralization Amount: For any Distribution Date, the amount, if any, by which (i) the aggregate Stated Principal Balance of the mortgage loans exceeds (ii) the sum of the Certificate Principal Balance of the Certificates.

Current Specified Overcollateralization Percentage: For any Distribution Date, a fraction expressed as a percentage the numerator of which is the related Overcollateralization Target Amount and the denominator of which is the aggregate Stated Principal Balance of the mortgage loans as of the last day of the related due period.

Stepdown Date: The earlier to occur of (i) the Distribution Date on which the aggregate Certificate Principal Balance of the Class A Certificates has been reduced to zero and (ii) the later to occur of (x) the Distribution Date occurring in January 2008 and (y) the first Distribution Date for which the aggregate Certificate Principal Balance of the Class B and Class M Certificates plus the related Overcollateralization Amount divided by the aggregate Stated Principal Balance of the mortgage loans is greater than or equal to [16.70]%.

Trigger Event:

A 'Trigger Event,' with respect to each Distribution Date on or after the Stepdown Date, exists if either (i) the average over the three immediately preceding due periods of a fraction, the numerator of which is the sum of the Stated Principal Balances of the mortgage loans that are 60 days or more delinquent or are in bankruptcy or foreclosure or are REO properties as of the last day of the related due period, and the denominator of which is the sum of the Stated Principal Balances of the mortgage loans as of the last day of the related due period, equals or exceeds 40% of a fraction, the numerator of which is the aggregate Certificate Principal Balance of the Class M Certificates and the Class B Certificates plus the related Overcollateralization Amount and the denominator of which is the Stated Principal Balance of the mortgage loans as of the last day of the related due period or (ii) the percentage of the cumulative losses on the mortgage loans as of such date of determination is greater than the applicable percentage listed below of the aggregate principal balance of the mortgage loans as of the closing date:

Months	Percentage
37 – 48	0.75%
49 – 60	1.25%
61 – 72	1.50%
73 or greater	1.75%

Priority of Payments:

On each Distribution Date, distributions on the Certificates, to the extent of available funds, will be made according to the following priority:

Interest Distributions:

1) The Available Funds, to the holders of the Class A-1 Certificates, the related Current Interest and the related Interest Carryforward Amount;
2) To the holders of the Class M-1 Certificates, the Current Interest for such class;
3) To the holders of the Class M-2 Certificates, the Current Interest for such class; and
4) To the holders of the Class B-1 Certificates, the Current Interest for such class.
5) To the holders of the Class B-2 Certificates, the Current Interest for such class.
6) To the holders of the Class B-3 Certificates, the Current Interest for such class.

Principal Distributions:

Principal will be distributed as follows to the extent of Principal Funds and the Extra Principal Distribution Amount:

Prior to the Stepdown Date or on which a Trigger Event is in effect

1) From the Principal Distribution Amount, payments of principal to the holders of the Class A-1 until zero;
2) To the holders of the Class M-1 Certificates, the remaining Principal Distribution Amount until the Certificate Principal Balance of such class has been reduced to zero;
3) To the holders of the Class M-2 Certificates, the remaining Principal Distribution Amount until the Certificate Principal Balance of such class has been reduced to zero; and
4) To the holders of the Class B-1 Certificates, the remaining Principal Distribution Amount until the Certificate Principal Balance of such class has been reduced to zero;
5) To the holders of the Class B-2 Certificates, the remaining Principal Distribution

Amount until the Certificate Principal Balance of such class has been reduced to zero.

6) To the holders of the Class B-3 Certificates, the remaining Principal Distribution Amount until the Certificate Principal Balance of such class has been reduced to zero.

On or after the Stepdown Date on which a Trigger Event is not in effect

1) From the Principal Distribution Amount, Class A Principal Distribution Amount to the holders of the Class A-1 until zero;
2) To the holders of the Class M-1 Certificates and Class M-2 Certificates, in that order, their respective Class M Principal Distribution Amount until the Certificate Principal Balance of each such class has been reduced to zero; and
3) To the holders of the Class B-1 Certificates, Class B-2 Certificates and Class B-3 Certificates in that order, their respective Class B Principal Distribution Amount until the Certificate Principal Balance of each such class has been reduced to zero.

Net Monthly Excess Cashflow:

1) To the holders of the class or classes of Certificates then entitled to receive distributions in respect of principal, in an amount equal to any related Extra Principal Distribution Amount, payable to such holders as part of the Principal Distribution Amount;
2) To the holders of the Class A Certificates any remaining Interest Carryforward Amount not paid under Interest Distributions above;
3) To the holders of the Class M-1 Certificates, an amount equal to the Interest Carryforward Amount and any Allocated Realized Loss Amount, in that order, for such certificates;
4) To the holders of the Class M-2 Certificates, an amount equal to the Interest Carryforward Amount and any Allocated Realized Loss Amount, in that order, for such certificates;
5) To the holders of the Class B Certificates, an amount equal to the Interest Carryforward Amount and any Allocated Realized Loss Amount for such certificate; and
6) To the holders of the Class A Certificates, Class M-1 Certificates, Class M-2 Certificates and Class B Certificates, in that order, any Basis Risk Shortfall Carryforward Amounts for such certificates; and
7) To the holders of the Class R Certificates, as provided in the pooling and servicing agreement.

Class A Principal Distribution Amount:

For any Distribution Date on or after the Stepdown Date on which a Trigger Event is not in effect, an amount equal to the excess (if any) of (x) the Certificate Principal Balance of such Class A Certificates immediately prior to such Distribution Date over (y) the excess of (a) the aggregate Stated Principal Balance of the mortgage loans as of the last day of the related due period (after reduction for Realized Losses incurred during the related Prepayment Period) over (b) the aggregate Stated Principal Balance of the mortgage loans as of the last day of the related due period (after reduction for Realized Losses incurred during the related Prepayment Period) multiplied by the sum of (A) approximately 15.60% and (B) the Current Specified Overcollateralization Percentage.

Class M-1 Principal Distribution Amount:

For any Distribution Date on or after the Stepdown Date on which a Trigger Event is not in effect, an amount equal to the excess (if any) of (x) the Certificate Principal Balance of the Class M-1 Certificates immediately prior to such Distribution Date over (y) the excess of (a) the aggregate Stated Principal Balance of the mortgage loans as of the last day of the related due period (after reduction for Realized Losses incurred during the related Prepayment Period) over (b) the sum of (1) the aggregate Certificate Principal Balance of the Class A Certificates (after taking into account the payment of the Class A Principal Distribution Amounts for such Distribution Date) and (2) the aggregate Stated Principal Balance of the mortgage loans as of the last day of the related due period (after reduction for Realized Losses incurred during the related Prepayment Period) multiplied by the sum of (A) approximately 9.90% and (B) the Current Specified Overcollateralization Percentage for the mortgage pool.

Class M-2 Principal Distribution Amount:

For any Distribution Date on or after the Stepdown Date on which a Trigger Event is not in effect, an amount equal to the excess (if any) of (x) the Certificate Principal Balance of the Class M-2 Certificates immediately prior to such Distribution Date over (y) the excess of (a) the aggregate Stated Principal Balance of the mortgage loans as of the last day of the related due period (after reduction for Realized Losses incurred during the related Prepayment Period) over (b) the sum of (1) the aggregate Certificate Principal Balance of the Class A Certificates (after taking into account the payment of the Class A Principal Distribution Amounts for such Distribution Date), (2) the aggregate Certificate Principal Balance of the Class M-1 Certificates (after taking into account the payment of the Class M-1 Principal Distribution Amounts for such Distribution Date) and (3) the aggregate Stated Principal Balance of the mortgage loans as of the last day of the related due period (after reduction for Realized Losses incurred during the related Prepayment Period) multiplied by the sum of (A) approximately 5.40% and (B) the Current Specified Overcollateralization Percentage for the mortgage pool.

Class B-1 Principal Distribution Amount:

For any Distribution Date on or after the Stepdown Date on which a Trigger Event is not in effect, an amount equal to the excess (if any) of (x) the Certificate Principal Balance of the Class B-1 Certificates immediately prior to such Distribution Date over (y) the excess of (a) the aggregate Stated Principal Balance of the mortgage loans as of the last day of the related due period (after reduction for Realized Losses incurred during the related Prepayment Period) over (b) the sum of (1) the aggregate Certificate Principal Balance of the Class A Certificates (after taking into account the payment of the Class A Principal Distribution Amounts for such Distribution Date), (2) the aggregate Certificate Principal Balance of the Class M-1 Certificates (after taking into account the payment of the Class M-1 Principal Distribution Amounts for such Distribution Date) (3) the aggregate Certificate Principal Balance of the Class M-2 Certificates (after taking into account the payment of the Class M-2 Principal Distribution Amounts for such Distribution Date)and (4) the aggregate Stated Principal Balance of the mortgage loans as of the last day of the related due period (after reduction for Realized Losses incurred during the related Prepayment Period) multiplied by the sum of (A) approximately 3.40% and (B) the Current Specified Overcollateralization Percentage for the mortgage pool.

Class B-2 Principal Distribution Amount:

For any Distribution Date on or after the Stepdown Date on which a Trigger Event is not in effect, an amount equal to the excess (if any) of (x) the Certificate Principal Balance of the Class B-2 Certificates immediately prior to such Distribution Date over (y) the excess of (a) the aggregate Stated Principal Balance of the mortgage loans as of the last day of the related due period (after reduction for Realized Losses incurred during the related Prepayment Period) over (b) the sum of (1) the aggregate Certificate Principal Balance of the Class A Certificates (after taking into account the payment of the Class A Principal Distribution Amounts for such Distribution Date), (2) the aggregate Certificate Principal Balance of the Class M-1 Certificates (after taking into account the payment of the Class M-1 Principal Distribution Amounts for such Distribution Date) (3) the aggregate Certificate Principal Balance of the Class M-2 Certificates (after taking into account the payment of the Class M-2 Principal Distribution Amounts for such Distribution Date), (4) the aggregate Certificate Principal Balance of the Class B-1 Certificates (after taking into account the payment of the Class B-1 Principal Distribution Amounts for such Distribution Date) and (5) the aggregate Stated Principal Balance of the mortgage loans as of the last day of the related due period (after reduction for Realized Losses incurred during the related Prepayment Period) multiplied by the sum of (A) approximately 1.50% and (B) the Current Specified Overcollateralization Percentage for the mortgage pool.

Class B-3 Principal Distribution Amount: For any Distribution Date on or after the Stepdown Date on which a Trigger Event is not in effect, an amount equal to the excess (if any) of (x) the Certificate Principal Balance of the Class B-1 Certificates immediately prior to such Distribution Date over (y) the excess of (a) the aggregate Stated Principal Balance of the mortgage loans as of the last day of the related due period (after reduction for Realized Losses incurred during the related Prepayment Period) over (b) the sum of (1) the aggregate Certificate Principal Balance of the Class A Certificates (after taking into account the payment of the Class A Principal Distribution Amounts for such Distribution Date), (2) the aggregate Certificate Principal Balance of the Class M-1 Certificates (after taking into account the payment of the Class M-1 Principal Distribution Amounts for such Distribution Date) (3) the aggregate Certificate Principal Balance of the Class M-2 Certificates (after taking into account the payment of the Class M-2 Principal Distribution Amounts for such Distribution Date), (4) the aggregate Certificate Principal Balance of the Class B-1 Certificates (after taking into account the payment of the Class B-1 Principal Distribution Amounts for such Distribution Date) (5) the aggregate Certificate Principal Balance of the Class B-2 Certificates (after taking into account the payment of the Class B-2 Principal Distribution Amounts for such Distribution Date) and (6) the aggregate Stated Principal Balance of the mortgage loans as of the last day of the related due period (after reduction for Realized Losses incurred during the related Prepayment Period) multiplied by the sum of (A) approximately 0.00% and (B) the Current Specified Overcollateralization Percentage for the mortgage pool.

Realized Losses: Any loss on a mortgage loan attributable to the mortgagor's failure to make any payment of principal or interest as required under the mortgage note.

Allocation of Losses: Any Realized Losses on the mortgage loans will be allocated on any Distribution Date, first, to Net Monthly Excess Cashflow, second, in reduction of the related Overcollateralization Amount, third, to the Class B-3 Certificates until their Certificate Principal Balance is reduced to zero and, fourth, to the Class B-2 Certificates until their Certificate Principal Balance is reduced to zero and, fifth, to the Class B-1 Certificates until their Certificate Principal Balance is reduced to zero, sixth, to the Class M-2 Certificates until their Certificate Principal Balance is reduced to zero and, seventh, to the Class M-1 Certificates until their Certificate Principal Balance is reduced to zero. Thereafter, Realized Losses on the mortgage loans will be allocated to the Class A-1 Certificates until their Certificate Principal Balance is reduced to zero.

Once Realized Losses have been allocated to the Class A Certificates or the Class M Certificates, such amounts with respect to such certificates will no longer accrue interest; however, such amounts may be paid thereafter to the extent of funds available from Net Monthly Excess Cashflow.

Allocated Realized Loss Amount: With respect to the Certificates and any Distribution Date, an amount equal to the sum of any Realized Loss allocated to that class of Certificates on that Distribution Date and any Allocated Realized Loss Amount for that class remaining unpaid from the previous Distribution Date.

Yield Maintenance Agreement: The issuer will benefit from a series of interest rate cap payments from the Yield Maintenance Provider pursuant to yield maintenance agreements purchased with respect to the hybrid ARM mortgage loans. The Yield Maintenance Agreement is intended to partially mitigate the interest rate risk that could result from the difference between the Formula Rate on the Certificates and the Net WAC Cap Rate (the "Yield Maintenance Agreement").

On each Distribution Date, payments under the Yield Maintenance Agreements will be an amount equal to the product of (i) the excess of one-month LIBOR for such Distribution Date over the strike rate, (ii) the lesser of (a) the Certificate Principal Balance of the respective class for such Distribution Date and (b) the notional balance based on certain prepayment speeds for such class on such Distribution Date as set forth in Exhibit I, and (iii) the actual number of days in the corresponding accrual period divided by 360. It is anticipated that the Yield Maintenance Agreement will include the following terms:

- Class A-1 Notional Balance: Strike Rate 5.29% Months 1-34; Strike Rate 9.16% Months 35-40; Strike Rate 9.93% Months 41-58
- Class M-1 Notional Balance: Strike Rate 5.07% Months 1-34; Strike Rate 8.94% Months 35-40; Strike Rate 9.71% Months 41-58
- Class M-2 Notional Balance: Strike Rate 4.82% Months 1-34; Strike Rate 8.69% Months 35-40; Strike Rate 9.46% Months 41-58
- Class B-1 Notional Balance: Strike Rate 4.27% Months 1-34; Strike Rate 8.14% Months 35-40; Strike Rate 8.91% Months 35-58
- Class B-2 Notional Balance: Strike Rate 3.67% Months 1-34; Strike Rate 7.54% Months 35-40; Strike Rate 8.31% Months 35-58
- Class B-3 Notional Balance: Strike Rate 3.67% Months 1-34; Strike Rate 7.54% Months 35-40; Strike Rate 8.31% Months 35-58

See Exhibit I for a schedule of Certificate Notional Amount by month.

Exhibit I – Yield Maintenance Schedule
(Notional Balance run at 24%CPR)

Date	Class A-1	Class M-1	Class M-2	Class B-1	Class B-2	Class B-3
25-Feb-05	$744,374,000	$23,173,000	$18,294,000	$8,944,000	$6,911,000	$6,098,000
25-Mar-05	725,884,303	23,173,000	18,294,000	8,944,000	6,911,000	6,098,000
25-Apr-05	707,814,084	23,173,000	18,294,000	8,944,000	6,911,000	6,098,000
25-May-05	690,154,305	23,173,000	18,294,000	8,944,000	6,911,000	6,098,000
25-Jun-05	672,895,651	23,173,000	18,294,000	8,944,000	6,911,000	6,098,000
25-Jul-05	656,029,020	23,173,000	18,294,000	8,944,000	6,911,000	6,098,000
25-Aug-05	639,545,516	23,173,000	18,294,000	8,944,000	6,911,000	6,098,000
25-Sep-05	623,436,445	23,173,000	18,294,000	8,944,000	6,911,000	6,098,000
25-Oct-05	607,693,310	23,173,000	18,294,000	8,944,000	6,911,000	6,098,000
25-Nov-05	592,307,806	23,173,000	18,294,000	8,944,000	6,911,000	6,098,000
25-Dec-05	577,271,818	23,173,000	18,294,000	8,944,000	6,911,000	6,098,000
25-Jan-06	562,577,413	23,173,000	18,294,000	8,944,000	6,911,000	6,098,000
25-Feb-06	548,216,839	23,173,000	18,294,000	8,944,000	6,911,000	6,098,000
25-Mar-06	534,182,519	23,173,000	18,294,000	8,944,000	6,911,000	6,098,000
25-Apr-06	520,467,050	23,173,000	18,294,000	8,944,000	6,911,000	6,098,000
25-May-06	507,063,194	23,173,000	18,294,000	8,944,000	6,911,000	6,098,000
25-Jun-06	493,963,879	23,173,000	18,294,000	8,944,000	6,911,000	6,098,000
25-Jul-06	481,162,193	23,173,000	18,294,000	8,944,000	6,911,000	6,098,000
25-Aug-06	468,651,380	23,173,000	18,294,000	8,944,000	6,911,000	6,098,000
25-Sep-06	456,424,838	23,173,000	18,294,000	8,944,000	6,911,000	6,098,000
25-Oct-06	444,476,114	23,173,000	18,294,000	8,944,000	6,911,000	6,098,000
25-Nov-06	432,798,904	23,173,000	18,294,000	8,944,000	6,911,000	6,098,000
25-Dec-06	421,387,042	23,173,000	18,294,000	8,944,000	6,911,000	6,098,000
25-Jan-07	410,234,507	23,173,000	18,294,000	8,944,000	6,911,000	6,098,000
25-Feb-07	399,335,411	23,173,000	18,294,000	8,944,000	6,911,000	6,098,000
25-Mar-07	388,684,002	23,173,000	18,294,000	8,944,000	6,911,000	6,098,000
25-Apr-07	378,274,656	23,173,000	18,294,000	8,944,000	6,911,000	6,098,000
25-May-07	368,101,878	23,173,000	18,294,000	8,944,000	6,911,000	6,098,000
25-Jun-07	358,160,298	23,173,000	18,294,000	8,944,000	6,911,000	6,098,000
25-Jul-07	348,444,668	23,173,000	18,294,000	8,944,000	6,911,000	6,098,000
25-Aug-07	338,949,857	23,173,000	18,294,000	8,944,000	6,911,000	6,098,000
25-Sep-07	329,670,852	23,173,000	18,294,000	8,944,000	6,911,000	6,098,000
25-Oct-07	320,602,753	23,173,000	18,294,000	8,944,000	6,911,000	6,098,000
25-Nov-07	311,740,773	23,173,000	18,294,000	8,944,000	6,911,000	6,098,000
25-Dec-07	303,080,231	23,173,000	18,294,000	8,944,000	6,911,000	6,098,000
25-Jan-08	294,490,914	23,173,000	18,294,000	8,944,000	6,911,000	6,098,000
25-Feb-08	286,099,122	23,173,000	18,294,000	8,944,000	6,911,000	6,098,000
25-Mar-08	286,099,122	21,686,797	15,596,994	7,625,425	5,892,141	5,198,998
25-Apr-08	281,372,722	19,300,117	15,236,540	7,449,197	5,755,971	5,078,847
25-May-08	274,869,345	18,854,033	14,884,378	7,277,024	5,622,933	4,961,459
25-Jun-08	268,515,575	18,418,211	14,540,316	7,108,811	5,492,955	4,846,772
25-Jul-08	262,307,982	17,992,415	14,204,171	6,944,468	5,365,968	4,734,724
25-Aug-08	256,186,434	17,576,417	13,875,759	6,783,907	5,241,903	4,625,253

Exhibit I – Yield Maintenance Schedule (cont'd)

(Notional Balance run at 24%CPR)

Date	Class A-1	Class M-1	Class M-2	Class B-1	Class B-2	Class B-3
25-Sep-08	$250,168,528	$17,169,990	$13,554,904	$6,627,040	$5,120,692	$4,518,301
25-Oct-08	244,289,108	16,772,916	13,241,433	6,473,783	5,002,271	4,413,811
25-Nov-08	238,544,999	16,384,981	12,935,177	6,324,053	4,886,575	4,311,726
25-Dec-08	232,933,100	16,005,975	12,635,969	6,177,769	4,773,542	4,211,990
25-Jan-09	227,450,377	15,635,693	12,343,648	6,034,852	4,663,111	4,114,549
25-Feb-09	222,093,870	15,273,935	12,058,057	5,895,226	4,555,222	4,019,352
25-Mar-09	216,860,684	14,920,505	11,779,041	5,758,814	4,449,817	3,926,347
25-Apr-09	211,747,989	14,575,213	11,506,449	5,625,543	4,346,839	3,835,483
25-May-09	206,753,023	14,237,872	11,240,135	5,495,341	4,246,232	3,746,712
25-June-09	201,873,085	13,908,300	10,979,953	5,368,137	4,147,942	3,659,984
25-July-09	197,105,537	13,586,318	10,725,763	5,243,863	4,051,916	3,575,254
25-Aug-09	192,447,800	13,271,752	10,477,428	5,122,451	3,958,101	3,492,476
25-Sep-09	187,897,354	12,964,432	10,234,813	5,003,836	3,866,448	3,411,604
25-Oct-09	183,451,738	12,664,192	9,997,788	4,887,953	3,776,906	3,332,596
25-Nov-09	179,108,547	12,370,870	9,766,223	4,774,740	3,689,427	3,255,408

Exhibit II – Available Funds Cap Schedule

Distribution Date	Effective Coupon Class A-1 (%)	Effective Coupon Class M-1 (%)	Effective Coupon Class M-2 (%)	Effective Coupon Class B-1 (%)	Effective Coupon Class B-2 (%)	Effective Coupon Class B-3 (%)
25-Feb-05	2.84	3.06	3.31	3.86	4.46	4.46
25-Mar-05	11.50	11.50	11.50	11.50	11.50	11.50
25-Apr-05	11.50	11.50	11.50	11.50	11.50	11.50
25-May-05	11.50	11.50	11.50	11.50	11.50	11.50
25-Jun-05	11.50	11.50	11.50	11.50	11.50	11.50
25-Jul-05	11.50	11.50	11.50	11.50	11.50	11.50
25-Aug-05	11.50	11.50	11.50	11.50	11.50	11.50
25-Sep-05	11.50	11.50	11.50	11.50	11.50	11.50
25-Oct-05	11.50	11.50	11.50	11.50	11.50	11.50
25-Nov-05	11.50	11.50	11.50	11.50	11.50	11.50
25-Dec-05	11.50	11.50	11.50	11.50	11.50	11.50
25-Jan-06	11.50	11.50	11.50	11.50	11.50	11.50
25-Feb-06	11.50	11.50	11.50	11.50	11.50	11.50
25-Mar-06	11.50	11.50	11.50	11.50	11.50	11.50
25-Apr-06	11.50	11.50	11.50	11.50	11.50	11.50
25-May-06	11.50	11.50	11.50	11.50	11.50	11.50
25-Jun-06	11.50	11.50	11.50	11.50	11.50	11.50
25-Jul-06	11.50	11.50	11.50	11.50	11.50	11.50
25-Aug-06	11.50	11.50	11.50	11.50	11.50	11.50
25-Sep-06	11.50	11.50	11.50	11.50	11.50	11.50
25-Oct-06	11.50	11.50	11.50	11.50	11.50	11.50
25-Nov-06	11.50	11.50	11.50	11.50	11.50	11.50
25-Dec-06	11.50	11.50	11.50	11.50	11.50	11.50
25-Jan-07	11.50	11.50	11.50	11.50	11.50	11.50
25-Feb-07	11.50	11.50	11.50	11.50	11.50	11.50
25-Mar-07	11.50	11.50	11.50	11.50	11.50	11.50
25-Apr-07	11.50	11.50	11.50	11.50	11.50	11.50
25-May-07	11.50	11.50	11.50	11.50	11.50	11.50
25-Jun-07	11.50	11.50	11.50	11.50	11.50	11.50
25-Jul-07	11.50	11.50	11.50	11.50	11.50	11.50
25-Aug-07	11.50	11.50	11.50	11.50	11.50	11.50
25-Sep-07	11.50	11.50	11.50	11.50	11.50	11.50
25-Oct-07	11.50	11.50	11.50	11.50	11.50	11.50
25-Nov-07	11.50	11.50	11.50	11.50	11.50	11.50
25-Dec-07	11.50	11.50	11.50	11.50	11.50	11.50
25-Jan-08	11.50	11.50	11.50	11.50	11.50	11.50
25-Feb-08	11.50	11.50	11.50	11.50	11.50	11.50
25-Mar-08	11.50	11.50	11.50	11.50	11.50	11.50
25-Apr-08	11.50	11.50	11.50	11.50	11.50	11.50
25-May-08	11.50	11.50	11.50	11.50	11.50	11.50

Exhibit II – Available Funds Cap Schedule (cont'd)

Distribution Date	Effective Coupon Class A-1 (%)	Effective Coupon Class M-1 (%)	Effective Coupon Class M-2 (%)	Effective Coupon Class B-1 (%)	Effective Coupon Class B-2 (%)	Effective Coupon Class B-3 (%)
25-Jun-08	11.50	11.50	11.50	11.50	11.50	11.50
25-Jul-08	11.50	11.50	11.50	11.50	11.50	11.50
25-Aug-08	11.50	11.50	11.50	11.50	11.50	11.50
25-Sep-08	11.50	11.50	11.50	11.50	11.50	11.50
25-Oct-08	11.50	11.50	11.50	11.50	11.50	11.50
25-Nov-08	11.50	11.50	11.50	11.50	11.50	11.50
25-Dec-08	11.50	11.50	11.50	11.50	11.50	11.50
25-Jan-09	11.50	11.50	11.50	11.50	11.50	11.50
25-Feb-09	11.50	11.50	11.50	11.50	11.50	11.50
25-Mar-09	11.50	11.50	11.50	11.50	11.50	11.50
25-Apr-09	11.50	11.50	11.50	11.50	11.50	11.50
25-May-09	11.50	11.50	11.50	11.50	11.50	11.50
25-Jun-09	11.50	11.50	11.50	11.50	11.50	11.50
25-Jul-09	11.50	11.50	11.50	11.50	11.50	11.50

Exhibit III – Price/Yield(%)

Class A-1 to Call

100-00	10% CPR	15% CPR	25% CPR	30% CPR	35% CPR	45% CPR	55% CPR
Yield	2.89	2.89	2.89	2.89	2.89	2.89	2.89
WAL	6.62	4.53	2.62	2.10	1.73	1.24	.94
Prin. Start	02/25/2005	02/25/2005	02/25/2005	02/25/2005	02/25/2005	02/25/2005	02/25/2005
Prin. End	08/25/2018	08/25/2014	08/25/2010	07/25/2009	10/25/2008	10/25/2007	02/25/2007
Prin. Len	163	115	67	54	45	33	25

Class M-1 to Call

100-00	10% CPR	15% CPR	25% CPR	30% CPR	35% CPR	45% CPR	55% CPR
Yield	3.12	3.12	3.12	3.12	3.12	3.12	3.12
WAL	11.17	7.72	4.55	3.87	3.51	2.74	2.07
Prin. Start	05/25/2011	04/25/2009	02/25/2008	03/25/2008	04/25/2008	10/25/2007	02/25/2007
Prin. End	08/25/2018	08/25/2014	08/25/2010	07/25/2009	10/25/2008	10/25/2007	02/25/2007
Prin. Len	88	65	31	17	7	1	1

Class M-2 to Call

100-00	10% CPR	15% CPR	25% CPR	30% CPR	35% CPR	45% CPR	55% CPR
Yield	3.38	3.38	3.38	3.38	3.38	3.38	3.38
WAL	11.17	7.72	4.55	3.87	3.52	2.74	2.07
Prin. Start	05/25/2011	04/25/2009	02/25/2008	2/25/2008	03/25/2008	10/25/2007	02/25/2007
Prin. End	08/25/2018	08/25/2014	08/25/2010	07/25/2009	10/25/2008	10/25/2007	02/25/2007
Prin. Len	88	65	31	18	8	1	1

Class B-1 to Call

100-00	10% CPR	15% CPR	25% CPR	30% CPR	35% CPR	45% CPR	55% CPR
Yield	3.94	3.94	3.94	3.94	3.94	3.94	3.94
WAL	11.17	7.72	4.54	3.81	3.41	2.74	2.07
Prin. Start	05/25/2011	04/25/2009	02/25/2008	2/25/2008	03/25/2008	10/25/2007	02/25/2007
Prin. End	08/25/2018	08/25/2014	08/25/2010	07/25/2009	10/25/2008	10/25/2007	02/25/2007
Prin. Len	88	65	31	18	9	1	1

Class B-2 to Call

100-00	10% CPR	15% CPR	25% CPR	30% CPR	35% CPR	45% CPR	55% CPR
Yield	4.56	4.56	4.56	4.56	4.56	4.56	4.56
WAL	11.17	7.72	4.55	3.87	3.52	2.74	2.07
Prin. Start	05/25/2011	04/25/2009	02/25/2008	03/25/2008	02/25/2008	10/25/2007	02/25/2007
Prin. End	08/25/2018	08/25/2014	08/25/2010	07/25/2009	10/25/2008	10/25/2007	02/25/2007
Prin. Len	88	65	31	18	9	1	1

Class B-3 to Call

100-00	10% CPR	15% CPR	25% CPR	30% CPR	35% CPR	45% CPR	55% CPR
Yield	4.56	4.56	4.56	4.56	4.56	4.56	4.56
WAL	11.17	7.72	4.55	3.87	3.52	2.74	2.07
Prin. Start	05/25/2011	04/25/2009	02/25/2008	03/25/2008	02/25/2008	10/25/2007	02/25/2007
Prin. End	08/25/2018	08/25/2014	08/25/2010	07/25/2009	10/25/2008	10/25/2007	02/25/2007
Prin. Len	88	65	31	18	9	1	1

Exhibit III – Price/Yield(%)

Class A-1 to Maturity

100-00	10% CPR	15% CPR	25% CPR	30% CPR	35% CPR	45% CPR	55% CPR
Yield	2.92	2.93	2.93	2.93	2.93	2.93	2.90
WAL	7.55	5.32	3.14	2.54	2.09	1.47	1.02
Prin. Start	02/25/2005	02/25/2005	02/25/2005	02/25/2005	02/25/2005	02/25/2005	02/25/2005
Prin. End	05/25/2033	12/25/2029	10/25/2021	12/25/2018	09/25/2016	07/25/2013	06/25/2011
Prin. Len	340	299	201	167	140	102	77

Class M-1 to Maturity

100-00	10% CPR	15% CPR	25% CPR	30% CPR	35% CPR	45% CPR	55% CPR
Yield	3.15	3.16	3.17	3.17	3.17	3.20	3.25
WAL	13.36	9.62	5.82	4.93	4.39	3.99	4.52
Prin. Start	05/25/2011	04/25/2009	02/25/2008	03/25/2008	04/25/2008	07/25/2008	12/25/2008
Prin. End	06/25/2033	02/25/2030	12/25/2021	01/25/2019	11/25/2016	09/25/2013	07/25/2011
Prin. Len	266	251	167	131	104	63	32

Class M-2 to Maturity

100-00	10% CPR	15% CPR	25% CPR	30% CPR	35% CPR	45% CPR	55% CPR
Yield	3.42	3.44	3.45	3.45	3.45	3.48	3.54
WAL	13.36	9.62	5.81	4.90	4.33	3.77	3.76
Prin. Start	05/25/2011	04/25/2009	02/25/2008	02/25/2008	03/25/2008	04/25/2008	06/25/2008
Prin. End	07/25/2033	04/25/2030	02/25/2022	03/25/2019	12/25/2016	10/25/2013	08/25/2011
Prin. Len	267	253	169	134	106	67	39

Class B-1 to Maturity

100-00	10% CPR	15% CPR	25% CPR	30% CPR	35% CPR	45% CPR	55% CPR
Yield	4.02	4.04	4.06	4.07	4.06	4.10	4.20
WAL	13.36	9.63	5.81	4.88	4.30	3.67	3.49
Prin. Start	05/25/2011	04/25/2009	02/25/2008	02/25/2008	02/25/2008	03/25/2008	04/25/2008
Prin. End	07/25/2033	04/25/2030	03/25/2022	04/25/2019	01/25/2017	10/25/2013	08/25/2011
Prin. Len	267	254	170	135	108	68	41

Class B-2 to Maturity

100-00	10% CPR	15% CPR	25% CPR	30% CPR	35% CPR	45% CPR	55% CPR
Yield	4.66	4.70	4.73	4.74	4.74	4.78	4.92
WAL	13.36	9.63	5.81	4.88	4.27	3.62	3.37
Prin. Start	05/25/2011	04/25/2009	02/25/2008	02/25/2008	02/25/2008	02/25/2008	04/25/2008
Prin. End	07/25/2033	04/25/2030	03/25/2022	04/25/2019	01/25/2017	10/25/2013	08/25/2011
Prin. Len	267	254	170	135	108	69	42

Class B-3 to Maturity

100-00	10% CPR	15% CPR	25% CPR	30% CPR	35% CPR	45% CPR	55% CPR
Yield	4.65	4.68	4.71	4.72	4.72	4.77	4.90
WAL	13.36	9.63	5.81	4.88	4.27	3.59	3.28
Prin. Start	05/25/2011	04/25/2009	02/25/2008	02/25/2008	02/25/2008	02/25/2008	02/25/2008
Prin. End	07/25/2033	04/25/2030	04/25/2022	05/25/2019	01/25/2017	11/25/2013	09/25/2011
Prin. Len	267	254	171	136	108	70	44

STATEMENT REGARDING ASSUMPTIONS AS TO SECURITIES, PRICING ESTIMATES, AND OTHER INFORMATION

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The Information is illustrative and is not intended to predict actual results which may differ substantially from those reflected in the Information. Performance analysis is based on certain assumptions with respect to significant factors that may prove not to be as assumed. You should understand the assumptions and evaluate whether they are appropriate for your purposes. Performance results are based on mathematical models that use inputs to calculate results. As with all models, results may vary significantly depending upon the value of the inputs given. Inputs to these models include but are not limited to: prepayment expectations (economic prepayment models, single expected lifetime prepayments or a vector of periodic prepayments), interest rate assumptions (parallel and nonparallel changes for different maturity instruments), collateral assumptions (actual pool level data, aggregated pool level data, reported factors or imputed factors), volatility assumptions (historically observed or implied current) and reported information (paydown factors, rate resets, and trustee statements). Models used in any analysis may be proprietary making the results difficult for any third party to reproduce. Contact your registered representative for detailed explanations of any modeling techniques employed in the Information.

The Information addresses only certain aspects of the applicable security's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the security, including call events and cash flow priorities at all prepayment speeds and/or interest rates. You should consider whether the behavior of these securities should be tested as assumptions different from those included in the Information. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances. Any investment decision should be based only on the data in the prospectus and the prospectus supplement or private placement memorandum (Offering Documents) and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. Contact your registered representative for Offering Documents, current Information or additional materials, including other models for performance analysis, which are likely to produce different results, and any further explanation regarding the Information.

Any pricing estimates Bear Stearns has supplied at your request (a) represent our view, at the time determined, of the investment value of the securities between the estimated bid and offer levels, the spread between which may be significant due to market volatility or illiquidity, (b) do not constitute a bid by any person for any security, (c) may not constitute prices at which the securities could have been purchased or sold in any market, (d) have not been confirmed by actual trades, may vary from the value Bear Stearns assigns any such security while in its inventory, and may not take into account the size of a position you have in the security, and (e) may have been derived from matrix pricing that uses data relating to other securities whose prices are more readily ascertainable to produce a hypothetical price based on the estimated yield spread relationship between the securities.

General Information: The data underlying the Information has been obtained from sources that we believe are reliable, but we do not guarantee the accuracy of the underlying data or computations based thereon. Bear Stearns and/or individuals thereof may have positions in these securities while the Information is circulating or during such period may engage in transactions with the issuer or its affiliates. We act as principal in transactions with you, and accordingly, you must determine the appropriateness for you of such transactions and address any legal, tax, or accounting considerations applicable to you. Bear Stearns shall not be a fiduciary or advisor unless we have agreed in writing to receive compensation specifically to act in such capacities. If you are subject to ERISA, the Information is being furnished on the condition that it will not form a primary basis for any investment decision. The Information is not a solicitation of any transaction in securities which may be made only by prospectus when required by law, in which event you may obtain such prospectus from Bear Stearns.